Skadden, Arps, Slate, Meagher & Flom llp
222 BAY STREET
SUITE 1750, P.O. BOX 258
TORONTO, ONTARIO
M5K IJ5
________
TEL: (416) 777-4700
FAX: (416) 777-4747

October 31, 2007

Via EDGAR and by Hand

Ms. Cecilia Blye
Office of Global Security Risk
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:      ACE Aviation Holdings Inc.
Responses to Comments of the Staff of
the Securities and Exchange Commission
Form 40-F for the Fiscal Year Ended December 31, 2006
Form 6-K Filed on August 14, 2006
File No. 0-51034

Dear Ms. Blye:

Set forth below is the response of ACE Aviation Holdings Inc., a corporation organized under the laws of Canada (the "Company"), to the additional comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the Commission's letter, dated October 24, 2006 (the "Comment Letter"), with respect to the Company's Form 6-K furnished to the Commission on August 14, 2006 (File No. 0-51034).  The Comment Letter was issued as a follow up to our letter to the Staff, dated October 16, 2007, in response to an initial comment letter of the Staff, dated September 21, 2007.

For the convenience of the Staff, the text of the Commission’s comments in the Comment Letter has been duplicated in bold type to precede the Company's responses.

Ms. Cecilia Blye
U.S. Securities and Exchange Commission
October 31, 2007

1.
We note the representation in your response letter dated October 16, 2007, that Air Canada Vacations offers a variety of leisure vacation package options for Canadians to several countries and regions of the world, including Asia.  In some lexicons, "Asia" includes countries generally identified as part of the Middle East, including Iran and Syria.  Please advise us whether Air Canada Vacations offers vacation packages to, and whether Air Canada flies to and from, Iran, North Korea, and Syria, countries that are identified as state sponsors of terrorism by the U.S. Department of State and subject to U.S. sanctions and export controls.  If so, provide us the same information and materiality analysis regarding your contacts with those countries, individually and in the aggregate, as we requested in our prior comments 1 and 2 regarding your contacts with Cuba.

Air Canada has confirmed to the Company that Air Canada does not fly to Iran, North Korea or Syria and that Air Canada Vacations does not offer vacation packages to those countries.

2.
We note your response to our prior comment 2.  You address the materiality of your Cuba-related operations only in terms of quantitative factors and the legality of the operations.  Please expand your materiality analysis to address the possibility that your Cuba-related operations may negatively impact your reputation and share value, in light of investor sentiment evidenced by the various legislative and other initiatives cited as examples in our prior comment.

The Company is aware of, and is sensitive to, the sentiments expressed in legislation adopted by some State legislatures that require State pension funds and other managers of State invested money to report on investments in companies that do business with countries identified as sponsors of terrorism, or otherwise screen out such investments.  However, multiple factors support the Company’s belief that the Cuba-related operations of Air Canada and Air Canada Vacations do not negatively impact the Company’s reputation or its share value.  As described in our initial response letter of October 16, 2007, Air Canada's and Air Canada Vacations' business with respect to Cuba is both ordinary course and not material to Air Canada or the Company.  Air Canada's operations are conducted under the Air Transport Agreement between the Government of Canada and the Government of the Republic of Cuba, and none of the Company, Air Canada or Air Canada Vacations is subject to the Cuba Assets Control Regulations Administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury.  Such operations are therefore lawful.  Based on the fact that these activities are not material and are lawful, the Company believes that its reputation in the investment community does not suffer materially from conducting these activities.

 The Company also believes that the State laws discussed above would not have a material impact on the value of the Common Shares.  In addition to the factors described in the preceding paragraph, the Common Shares are listed on the Toronto Stock Exchange (the "TSX") and are not listed on any stock exchange or organized market in the United States.  A majority of the Common Shares is held outside the United States by investors not subject to the State

Ms. Cecilia Blye
U.S. Securities and Exchange Commission
October 31, 2007

legislation referred to above.  Moreover, the Common Shares are widely held and highly liquid (an average of approximately 20 million Common Shares per month have been traded on the TSX in 2007).  Based on the foregoing, the Company does not believe that the investor sentiment evidenced by the legislative and other initiatives cited as examples in your prior comment would have a material impact on the value of the Common Shares.

In summary, based on the above stated facts and the quantitative non-materiality of Air Canada's and Air Canada Vacations' business with Cuba as discussed in our initial response letter, the Company believes that its reputation does not suffer materially as a result of its subsidiaries’ operations in Cuba.  Moreover, the Company believes that these activities would not weigh materially as a negative factor in investment decisions by reasonable investors with respect to the Company's Common Shares or have a material impact on the value of the Common Shares.

*           *           *

The undersigned, on behalf of the Company, hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned at (416) 777-4700 if you have any questions or need any additional information.

Ms. Cecilia Blye
U.S. Securities and Exchange Commission
October 31, 2007

Kindly acknowledge your receipt of this response letter by stamping the attached copy of this letter and returning it to our messenger, who has been instructed to wait.

Sincerely,

Christopher W. Morgan

cc:        Brian Dunne, Executive Vice-President and Chief Financial Officer
(ACE Aviation Holdings Inc.)

James Losey, Esq.
(Skadden, Arps, Slate, Meagher & Flom LLP, Washington DC)